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                               November 8, 2023

       Timothy Babich
       Chief Executive Officer
       Golden Arrow Merger Corp.
       10 E. 53rd Street, 13th Floor
       New York, NY 10022

                                                        Re: Golden Arrow Merger
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 2,
2023
                                                            File No. 001-40223

       Dear Timothy Babich:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed November 2, 2023

       General

   1. We note that you propose to extend your termination date to September 19, 2024, a date which is 42 months from
your initial public offering, and that your stock, units, and warrants are listed on
Nasdaq. Section IM-5101-2 of the Nasdaq Listing Rules requires that a business
combination be completed within 36 months of the effectiveness of the initial public offering
registration statement. Please revise your disclosure to explain that your proposed
termination date does not comply with this rule and disclose the risks associated with
non-compliance, including that your securities may be subject to suspension and
delisting from Nasdaq.
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany 8,
November  NameGolden
             2023       Arrow Merger Corp.
November
Page 2    8, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jason Simon